                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*


                            SUPERIOR GALLERIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   868165 10 1
                                 (CUSIP Number)

                               SILVANO A. DIGENOVA
                             32001 S. COAST HIGHWAY
                             LAGUNA BEACH, CA 92651
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 JANUARY 6, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

CUSIP No. 868165101

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Silvano A. DiGenova
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   |   |
                                                                     (b)   |   |
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4       SOURCE OF FUNDS
                   PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)                                                |   |

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
-------------------------- --------------------- -------------------------------
        NUMBER OF                   7            SOLE VOTING POWER
         SHARES                                          1,583,264(1)
      BENEFICIALLY         --------------------- -------------------------------
        OWNED BY                    8            SHARED VOTING POWER
          EACH                                           0
        REPORTING          --------------------- -------------------------------
         PERSON                     9            SOLE DISPOSITIVE POWER
          WITH                                           1,583,264(1)
                           --------------------- -------------------------------
                                    10           SHARED DISPOSITIVE POWER
                                                         0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,583,264(1)
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |   |
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   32.9%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
                   IN
--------- ----------------------------------------------------------------------

(1) Includes 30,000 shares of common stock issuable upon the exercise of options. Also includes 1,000 shares of common stock owned by Reporting Person's minor children.

         This Amendment No. 4 to Schedule 13D ("Amendment") amends the Schedule 13D ("Original Schedule 13D") filed by Silvano A. DiGenova ("DiGenova") on November 1, 1999. DiGenova is sometimes referred to herein as the "Reporting Person."

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $0.001 par value, of Superior Galleries, Inc. ("Issuer"), 9478 West Olympic Boulevard, Beverly Hills, CA 90212.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of:

         (a)      Name: Silvano A. DiGenova

         (b)      Business Address:         32001 S. Coast Highway
                                            Laguna Beach, CA  92651

         (c)      Principal Occupation:     Consultant to Issuer

         (d) During the last five years, Silvano A. DiGenova has not been convicted in a criminal proceeding.

         (e) During the last five years, Silvano A. DiGenova has not been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such laws.

         (f) Citizenship: United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to reflect the information contained in Item 4 below regarding the source and amount of funds or other consideration involved in the transactions described in this Amendment.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is supplemented to reflect the occurrence of the following:

         On January 6, 2007, DiGenova converted 400,000 shares of the Issuer's Series B $1.00 Convertible Preferred into 202,330 shares of common stock of the Issuer.

         On January 6, 2007, DiGenova exchanged 355,000 shares of common stock of the Issuer for a warrant to purchase 96,951 shares of common stock of DGSE Companies, Inc., a Nevada corporation. This exchange was effected in order to induce DGSE Companies, Inc. to consummate the contemplated merger (the "Merger") of its wholly-owned subsidiary, DGSE Merger Corp., a Nevada corporation, with and into the Issuer, with the Issuer as the surviving entity. Superior Galleries would survive the merger as a wholly-owned subsidiary of DGSE, and each share of Superior Galleries common stock would be exchanged for 0.2731 shares of DGSE common stock.

         Related to the Merger, Silvano DiGenova also entered into a Termination and Release Agreement with Superior Galleries, whereby he resigned as a director, chief executive officer, interim chief financial officer and chairman. Pursuant to this agreement, Superior repaid in full its outstanding indebtedness of $400,000 to Mr. DiGenova and the note was terminated, and Mr. DiGenova agreed to release Superior from any claim he might have related to his relationship with Superior as a stockholder, officer, employee, director or otherwise. Superior then entered into a consulting agreement with Mr. DiGenova, whereby he will continue to provide services to Superior.

         Except as described in Item 4, DiGenova does not have any plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to reflect the following:

         (a) DiGenova beneficially owns 1,583,264 shares of common stock of the Issuer, which equals approximately 32.9% of the total 4,808,280 outstanding shares of common stock of the Issuer as of January 6, 2007 ("Total Shares").

         (b) DiGenova has sole voting and dispositive power as to the 1,583,264 shares.

         (c) Other than as described above in Item 4, DiGenova has not effected any transactions in the Issuer's common stock during the past 60 days.

         (d) DiGenova's two minor children have the right to receive dividends from, or proceeds from the sale of, 1,000 of the shares beneficially owned by DiGenova.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         This Item is not amended.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is not amended.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     January 9, 2007
                                                 -----------------------
                                                         (Date)

                                                 /s/ Silvano A. DiGenova
                                                 -----------------------
                                                      (Signature)